Consolidated financial statements of

Strathmore Minerals Corp.

September 30, 2008

(Unaudited - prepared by management)

Unaudited Interim Financial Statements

Notice

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2008.

Strathmore Minerals Corp.

September 30, 2008

Table of contents

Consolidated balance sheets

1

Consolidated statements of operations and deficit

2

Consolidated statement of comprehensive loss

3

Consolidated statements of shareholders’ equity

4

Consolidated statements of cash flows

5

Notes to the financial statements

6-21

Strathmore Minerals Corp.

Consolidated balance sheets

(Unaudited – prepared by management)

	September 30, 2008	December 31, 2007
	$	$
Assets
Assets
Current assets
Cash and cash equivalents	3,348,173	2,900,096
Short term investments (Note 3)	7,351,413	12,788,046
Amounts receivable	99,608	1,468,621
Prepaid expenses	374,888	59,687
	11,174,082	17,216,450

Investments (Note 4)	1,598,750	6,047,770
Property and equipment	2,222,965	2,033,175
Mineral property interests (Note 5)	22,112,185	16,923,140
	37,107,982	42,220,535

Liabilites
Current liabilities
Accounts payable and accrued liabilities	2,749,988	1,973,456

Non-controlling interest (Note 5 (a) (i))	3,481,016	2,265,823

Shareholders' equity
Capital stock (Note 6)	53,473,594	53,471,619
Contributed surplus (Note 6)	5,417,235	4,400,836

Deficit	(28,013,851)	(13,132,989)
Accumulated comprehensive loss	-	(6,758,210)
	(28,013,851)	(19,891,199)

	30,876,978	37,981,256

	37,107,982	42,220,535

Nature and continuance of operations (Note 1)

Contingencies (Note 10)

See accompanying notes to the unaudited consolidated financial statements.

Strathmore Minerals Corp.

Consolidated statements of operations and deficit

Three and nine month periods ended September 30

(Unaudited - prepared by management)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
	$	$	$	$

General and administrative expenses
Advertising and promotion	2,735	75,988	57,794	327,239
Amortization	93,143	87,497	275,289	168,397
Business development	16,443	103,354	117,043	227,281
Consulting fees	421,787	786,078	1,137,225	1,524,178
Insurance	37,943	36,502	94,012	138,916
Investment fees	5,872	26,187	30,114	78,206
Investors relations	4,491	-	9,056	6,559
Office and miscellaneous	83,110	87,849	251,061	242,107
Professional fees	18,886	203,983	423,485	562,538
Property investigation	22,732	-	22,732	16,774
Regulatory fees	8,072	3,833	32,052	47,901
Rent	46,152	33,023	117,577	97,109
Repairs and maintenance	2,277	34,264	9,924	40,385
Stock-based compensation (Note 6(b))	161,953	378,112	1,016,973	872,154
Telephone	16,794	17,035	47,856	58,818
Trade shows and conferences	24,722	54,101	79,755	296,785
Transfer agent	2,107	3,972	16,278	13,539
Travel	31,876	36,044	148,715	75,040
Vehicle expense	977	5,488	4,279	33,397
Wages and benefits	135,491	200,751	483,701	511,996
	1,143,485	2,250,913	4,419,665	5,492,454

Loss before other items	(1,143,485)	(2,250,913)	(4,419,665)	(5,492,454)

Other items
Interest and miscellaneous income	77,368	(172,560)	350,289	991,411
Foreign currency income/(loss)	50,157	(67,751)	46,857	(77,593)
Exploration management fee income	36,170	-	114,955	-
Gain on property option agreements	-	-	134,386	-
Realized loss on short-term investments	(38,346)	(87,698)	(47,046)	(87,698)
Unrealized (loss) gain on short-term investments	56,190	151,005	146,592	(117,562)
Impairment of available-for-sale securities (Note 4)	(2,970,280)	-	(11,207,230)	-
	(2,788,741)	(177,004)	(10,461,197)	708,558

Loss before income taxes	(3,932,226)	(2,427,917)	(14,880,862)	(4,783,896)
Future income tax recovery	-	-	-	1,737,356

Net loss for the period	(3,932,226)	(2,427,917)	(14,880,862)	(3,046,540)

Basic and diluted loss per common share	(0.05)	(0.03)	(0.21)	(0.04)

Weighted average number of common shares outstanding	72,458,911	72,503,175	72,458,670	72,051,306

See accompanying notes to the unaudited consolidated financial statements.

Strathmore Minerals Corp.

Consolidated statement of comprehensive loss

Three and nine month period ended September 30

(Unaudited - prepared by management)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
	$	$	$	$

Net loss for the period	(3,932,226)	(2,427,917)	(14,880,862)	3,046,540
Other comprehensive loss
Loss on available-for-sale securities, net of future income tax recovery	(2,970,280)	-	(11,207,230)	-
Reclassification adjustment for other than temporary decline in value (Note 4)	2,970,280	-	11,207,230	-
Comprehensive loss	(3,932,226)	(2,427,917)	(14,880,862)	3,046,540

Strathmore Minerals Corp.

Consolidated statements of shareholders’ equity

Nine months ended September 30, 2008

(Unaudited - prepared by management)

	Shares	Common shares Amount	Contributed surplus	Accumulated other comprehensive loss	(Deficit) retained earnings	Total shareholders’ equity
		$	$	$	$	$

Balance, December 31, 2006	70,631,548	69,061,053	1,591,993	-	(17,886,747)	52,766,299
Exercise of options	597,000	1,428,353	(417,553)	-	-	1,010,800
Exercise of warrants	1,179,363	3,224,985	(454,732)	-	-	2,770,253
Acquisition of mineral property interests	125,000	490,500	-	-	-	490,500
Tax benefits renounced to flow through share subscribers	-	(1,737,356)	-	-	-	(1,737,356)
Stock-based compensation	-	-	3,681,128	-	-	3,681,128
Plan of arrangement	-	(18,995,916)	-	-	-	(18,995,916)
Cancellation of escrowed shares	(75,000)					-
Loss on available-for-sale securities, net of future income tax recovery	-	-	-	(6,758,210)	-	(6,758,210)
Net Income					4,753,758	4,753,758
Balance, December 31, 2007	72,457,911	53,471,619	4,400,836	(6,758,210)	(13,132,989)	37,981,256

Exercise of options	1,000	1,975	(574)	-	-	1,401
Acquisition of mineral property interests	-	-	-	-	-	-
Loss on available-for-sale securities, net of future income tax recovery	-	-	-	(4,449,020)	-	(4,449,020)
Reclassification adjustment for other than temporary decline in value (Note 4)	-	-	-	11,207,230	-	11,207,230
Stock-based compensation			1,016,973			1,016,973
Net loss and comprehensive loss	-	-	-	-	(14,880,862)	(14,880,862)
Balance, September 30, 2008	72,458,911	53,473,594	5,417,235	-	(28,013,851)	30,876,978

Strathmore Minerals Corp.

Consolidated statement of cash flows

Three and nine month periods ended September 30

(Unaudited - prepared by management)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
	$	$	$	$

Operating activities
Net loss for the period	(3,932,226)	(2,010,938)	(14,880,862)	(3,046,541)
Items not affecting cash
Amortization	93,143	87,497	275,289	168,397
Unrealized gain on short-term investments	236,994	(151,005)	146,592	117,562
Stock-based compensation	161,953	378,111	1,016,973	872,153
Future income tax recovery	-	-	-	(1,737,356)
Impairment of available-for-sale securities	2,970,280	-	11,207,230	-
Changes in non-cash working capital items
(Increase) decrease in receivables	150,575	(2,239,249)	1,017,311	(2,554,034)
(Increase) decrease in prepaid expenses	(158,237)	(196,458)	(315,201)	(183,484)
(Decrease) increase in accounts payable and accrued liabilities	(447,412)	830,191	(92,864)	1,760,347
	(924,930)	(3,301,851)	(1,625,532)	(4,602,956)

Investing activities
Deferred reorganization costs	-	257,073	-	-
Short-term investment purchases	3,394,013	9,227,504	5,290,041	11,321,472
Property and equipment purchased	(180,377)	(244,536)	(465,079)	(1,436,841)
Mineral property interests	(2,174,777)	(4,132,576)	(4,713,832)	(10,516,632)
Recoveries on mineral property interests	1,136,155	-	1,961,079	-
	2,175,014	5,107,465	2,072,209	(632,001)

Financing activity
Capital stock issued	-	120,000	1,400	3,779,652
Share issuance costs	-	(328,914)	-	(328,914)
Transfer of cash per plan of arrangement	-	(500,000)	-	(500,000)
	-	(708,914)	1,400	2,950,738

Decrease in cash and cash equivalents	1,250,084	1,096,700	448,077	(2,284,219)
Cash and equivalents, beginning of period	2,098,089	1,918,989	2,900,096	5,299,908
Cash and equivalents, end of period	3,348,173	3,015,689	3,348,173	3,015,689

Supplemental disclosure with respect to cash flows (Note 7)

See accompanying notes to the unaudited consolidated financial statements.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

September 30, 2008

(Unaudited - prepared by management)

1.

Nature and continuance of operations

Strathmore Minerals Corp. (the “Company”) is organized under the laws of the Province of British Columbia and is engaged in the acquisition, exploration, and development of uranium mineral properties.

The Company is in the process of exploring its mineral property interests and has not yet determined whether these properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral property interests, including related deferred exploration costs, is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis, which contemplates that the company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  The Company has no significant source of revenue, and has significant cash requirements to meet its administrative overhead and maintain it mineral property interests. The Company’s ability to continue as a going concern is dependent on its ability to secure equity, debt, or joint venture  financing and attain profitable operations.  These statements do not include any adjustments to assets and liabilities should the Company be unable to continue as a going concern.

2.

Basis of presentation

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles on a basis consistent with those disclosed in the most recent audited annual financial statements.  Certain of the comparative figures have been reclassified to conform to the presentation for the three and nine months ended September 30, 2008.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual filing.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

(a)

Change in accounting policy

Effective January 1, 2008, the Company adopted the following new standards issued by the Canadian Institute of Charted Accountants (“CICA”).  These accounting policies were adopted on a prospective basis without restatement of prior period financial statements.  The new standards and accounting policy changes are as follows:

(i)

CICA Section 1400, Assessing Going Concern

This Section was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. (Note 1)

Strathmore Minerals Corp.

Notes to the consolidated financial statements

September 30, 2008

(Unaudited - prepared by management)

2.

Basis of presentation (continued)

(a)

Change in accounting policy (continued)

(ii)

CICA Section 1535, Capital Disclosures

This Section establishes standards for disclosing information about an entity’s capital and how it is managed.  This standard requires the Company to disclose, based on the information provided internally to the entity’s key management personnel, (1) qualitative information regarding the Company’s objectives, policies and processes for managing capital; (2) quantitative data about what the Company manages as capital; (3) whether the Company has complied with any externally imposed capital requirements; and (4) if it has not complied, the consequences of such non-compliance (Note 11).

(iii)

CICA Section 3862, Financial Instruments – Disclosures and CICA Section 3863, Financial Instruments – Presentation

These sections replace CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation.  These new sections incorporate many of the disclosure requirements of Section 3861, but place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the Company manages those risks (Note 12).

(b)

Recent accounting pronouncement

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.

Short-term investments

Short-term investments are recorded at fair value and are comprised of the following:

	September 30, 2008	December 31, 2007
	$	$

Bonds and bond funds	7,351,413	12,788,046
	7,351,413	12,788,046

During the three and nine months ended September 30, 2008 and 2007, the Company recorded an unrealized loss of $56,190 and $146,592, respectively, to reflect the fair value of its short-term investments.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

September 30, 2008

(Unaudited - prepared by management)

4.

Investments

Investments are recorded at fair value and are comprised of the following:

	September 30, 2008	December 31, 2007
	$	$

Yellowcake Mining Inc. (“Yellowcake”)	820,360	2,217,890
American Uranium Corporation (“American Uranium”)	778,390	3,829,880
	1,598,750	6,047,770

These available-for-sale-securities have not been registered with the United States Securities and Exchange Commission and may not be offered for sale as at September 30, 2008.  As at September 30, 2008, the Company has recorded an other than temporary impairment of $6,750,700 and $4,456,830 on its investments in Yellowcake and American Uranium (the “issuers”), respectively.  The Company has determined that an other than temporary impairment arose during the three month period ended September 30, 2008 due to: (a) the issuers being unable to timely file an effective registration statement to allow the Company to sell the securities without restrictions; (b) the issuers paying contractual penalties to the issuers’ shareholders for failing to register securities within the allotted time period of six months, and (c) the quoted market price of the issuers’ securities declining since receipt of the securities in 2007.

Subsequent to the quarter end, the quoted market price of these securities continued to decline.  In the future, further impairment charges may be necessary.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

September 30, 2008

(Unaudited - prepared by management)

5.

Mineral property interests

September 30, 2008	Roca Honda Property	Nose Rock/ Crown Point Property	Dalton Pass Property	Marquez Property	Church Rock Property	Jeep Property	Juniper Ridge Property	Pine Tree/ Reno Creek Property	Sky/ Cedar Rim Property	Rock Hill /Red Horse Property	Other Properties	Total Property Costs
	$	$	$	$	$	$	$	$	$	$	$	$
Acquisition costs:
Balance, beginning of period	498,970	652,022	-	810,147	397,325	24,319	-	-	-	834,496	1,323,744	4,541,023
Additions	-	-	-	221,791	-	-	-	-	-	-	1,012,741	1,234,532
Cost recoveries	-	-	-	-	-	-	-	-	-	-	-	-
Balance, end of period	498,970	652,022	-	1,031,938	397,325	24,319	-	-	-	834,496	2,336,485	5,775,555

Exploration costs:
Balance, beginning of period	5,876,874	149,347	-	20,238	2,226,021	134,919	-	-	1,014,908	64,994	1,788,581	11,275,882

Incurred during the period
Access	31,907											31,907
Administration	127,939	2,214	703	-	635	150	477	20,464	1,426	74	7,953	162,035
Drilling	253,176	-	-	-	-	1,194	354	1,022	34,662	-	151,809	442,217
Equipment/Vehicles	1,662	-	-	-	-	-	-	-	-	-	-	1,662
Engineering	1,017,202	-	23	-	-	-	-	238,691	-	-	42,367	1,298,283
Environmental	127,852	-	-	-	-	-	46	-	186	-	183	128,267
Facilities/construction	125,615	3,343	583	2,414	44	28	481	135,915	18	24,105	21,345	313,891
Geology and geophysics	25,467	-	-	-	-	28	16,155	-	38	-	16,983	58,643
Health and safety	15,239	32,532	8,621	31,351	11,509	29,180	24,493	151,891	7,406	16,437	298,065	626,724
Permitting/regulatory	1,114,804	1,818	-	32	2,383	368	14,352	378,933	5	1,627	201,862	1,716,184
Personnel time	119,041	16,551	9,617	1,913	1,913	-	-	16,346	-	-	3,015	168,396
Property	8,394	-	-	-	-	-	-	-	678	-	565	9.637
Quality assurance	37,644	-	-	-	-	-	-	-	-	-	-	37,644
Travel	32,985	132	-	-	15	-	5,573	12,178	790	-	7,531	59,204
	3,038,927	56,590	19,547	35,710	16,499	30,920	61,931	955,440	45,209	42,243	751,678	5,054,694

Cost recoveries	-	-	-	-	-	-	(61,931)	(955,440)	(82,810)	-	-	(1,100,181)
Prepaid exploration expenditures	-	-	-	-	-	-	-	-	-	-	1,106,235	1,106,235
Balance, end of period	8,915,801	205,937	19,547	55,948	2,242,520	165,839	-	-	977,307	107,237	3,646,494	16,336,630
Total costs	9,414,771	857,959	19,547	1,087,886	2,639,845	190,158	-	-	977,307	941,733	5,982,979	22,112,185

Strathmore Minerals Corp.

Notes to the consolidated financial statements

September 30, 2008

(Unaudited - prepared by management)

5.

Mineral property interests (continued)

December 31, 2007	Roca Honda Property	Nose Rock/ Crown Point Property	Dalton Pass Property	Marquez Property	Church Rock Property	Jeep Property	Juniper Ridge Property	Pine Tree/ Reno Creek Property	Sky/ Cedar Rim Property	Rock Hill /Red Horse Property	Canada/ Peru Properties	Other Properties	Total Property Costs

Acquisition costs:
Balance, beginning of year	498,970	908,991	20,927	-	289,155	-	488,158	937,835	99,279	-	3,154,921	1,304,210	7,702,446
Additions	-	3,931	1,044	810,147	108,170	24,319	92,267	8,653	10,889	834,496	425,000	19,534	2,338,450
Cost Recoveries	-	(260,900)	(21,971)	-	-	-	(580,425)	(946,488)	(110,168)	-	-	-	(1,919,952)
Transfer through plan of arrangement	-	-	-	-	-	-	-	-	-	-	(3,579,921)	-	(3,579,921)
Balance, end of year	498,970	652,022	-	810,147	397,325	24,319	-	-	-	834,496	-	1,323,744	4,541,023

Exploration costs:
Balance, beginning of year	320,175	60,788	-	-	1,767,050	52,017	52,858	167,014	173,972	-	8,941,150	410,990	11,946,014
Incurred during the year
Administration	63,682	6,671	6	45	8,121	15,570	10,489	346	23,159	233	143,914	15,045	287,281
Drilling	5,116,130	-	-	-	-	123,419	61,882	-	607,415	-	483,255	98,388	6,490,489
Equipment/Vehicles	-	-	-	-	-	1,839	806	-	-	-	519,706	54	522,405
Engineering	771,600	-	-	-	237,824	364	5,880	-	188,168	116	479	74,771	1,279,202
Environmental	115,718	-	-	-	-	23	35,290	-	31,131	-	-	26,322	208,484
Facilities/Construction	736	-	-	-	5,200	-	-	-	4,178	-	29,851	7,200	47,165
Geology and geophysics	100,280	986	47	3,187	2,186	4,619	39,515	8,510	26,369	33,103	2,686,412	30,383	2,935,597
Health and safety	6,738	-	-	-	578	-	8,326	53	12,332	-	-	10,660	38,687
Permitting/Regulatory	357,594	138	-	-	9,877	14,153	217,703	6,267	71,934	-	104,916	609,800	1,392,382
Personnel Time	49,228	11,995	7,187	12,846	166,194	35,707	96,214	8,039	205,550	220	915,152	74,084	1,582,416
Property	14,862	61,362	9,413	1,532	20,223	46,071	51,267	108,545	6,606	31,322	598,632	400,540	1,350,375
Travel	22,411	7,407	1,251	2,628	8,768	7,878	18,205	2,420	52,453	-	113,614	30,344	267,379
	6,618,979	88,559	17,904	20,238	458,971	249,643	545,577	134,180	1,229,295	64,994	5,595,931	1,377,591	16,401,862

Cost recoveries	(1,062,280)	-	(17,904)	-	-	(166,741)	(598,435)	(301,194)	(388,359)	-	-	-	(2,534,913)
Transfer through plan of arrangement	-	-	-	-	-	-	-	-	-	-	(14,537,081)	-	(14,537,081)
Prepaid exploration expenditures	-	-	-	-	-	-	-	-	-	-	-	1,106,235	1,106,235
Balance, end of year	5,876,874	149,347	-	20,238	2,226,021	134,919	-	-	1,014,908	64,994	-	2,894,816	12,382,117
Total costs	6,375,844	801,369	-	830,385	2,623,346	159,238	-	-	1,014,908	899,490	-	4,218,560	16,923,140

Strathmore Minerals Corp.

Notes to the consolidated financial statements

September 30, 2008

(Unaudited - prepared by management)

5.

Mineral property interests (continued)

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests.  The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its properties are in good standing using accepted industry standards

(a)

New Mexico properties, USA

(i)

Roca Honda Property

On July 26, 2007, the Company completed an agreement with Sumitomo Corp. (“Sumitomo”) of Japan to develop the Roca Honda uranium project located in New Mexico. The Company has transferred its entire interest in the Roca Honda Property to Roca Honda Resources, LLC, a subsidiary in which the Company owns 60% and Sumitomo owns 40%.  The Company and Sumitomo are committed to fund a US$27,215,000 feasibility study, in proportion to their respective ownership interests by the end of fiscal 2011.  Following completion of the feasibility study, should a positive decision be made to proceed, Sumitomo will contribute a pre-determined cash contribution for development of the Roca Honda mine.  During fiscal 2007, the Company received US$1,000,000 from Sumitomo towards completing the agreement.

The Company had acquired its original 100% interest in the Roca Honda claims during prior years by paying $227,970 and issuing 200,000 common shares of the Company valued at $271,000.

The Company has consolidated Roca Honda Resources, LLC into its operations and recorded a non-controlling interest of $3,481,016 to reflect Sumitomo’s 40% interest.

(ii)

Nose Rock/Crown Point Property

The Company acquired a 100% interest in Nose Rock/Crown Point claims located in New Mexico, USA by paying $206,991 and issuing 300,000 common shares valued at $702,000.

On September 14, 2007 the Company granted Uranium International Corp. (formerly Nu-Mex Uranium Resources Inc.) (“UIC”) an option to acquire up to a 65% interest in the Company’s Nose Rock property by paying the Company US$250,000 and issuing 5,000,000 common shares.  A nominal value has been attributed to these shares.  To earn its 65% interest, UIC is required to incur a total of US$44,500,000 in exploration expenditures in stages over seven years.  The Company retains the right to earn back a 16% interest in the project in consideration for US$25,000,000.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

September 30, 2008

(Unaudited - prepared by management)

5.

Mineral property interests (continued)

(a)

New Mexico properties, USA (continued)

(iii)

Dalton Pass Property

On October 5, 2007, the Company granted UIC an option to acquire up to a 65% interest in the Dalton Pass property.  To earn its 65% interest, UIC has paid US$250,000 and is required to incur a total of US$16,750,000 in exploration expenditures in stages over six years and pay the Company an additional US$1,000,000 in cash or, at the option of UIC, common shares of UIC, in stages over four years.  The Company retains the right to earn back a 16% interest in the project in consideration for US$8,000,000.

(iv)

Marquez Property

On September 5, 2007, the Company entered into a mineral lease agreement on the Marquez property located in New Mexico, for a period of ten years, with the option to extend the lease for an additional five years.  The Company has paid US$750,000 ($805,700) and is required to make annual payments of US$250,000 during the initial ten year term.  To extend the lease for an additional five years, the Company is required to pay US$750,000 and make annual payments of US$300,000 thereafter.  To extend the lease beyond fifteen years, the Company is required to pay an additional US$750,000.

The property is subject to an 8% net proceeds production royalty. Should commercial production not commence by September, 2015, the Company will be required to pay additional annual minimum advance royalty payments of US$250,000 which may be recovered from future production royalties.

(v)

Church Rock Property

The Company had acquired its original 100% interest in the Church Rock property during prior years by paying $153,655 and issuing 100,000 common shares valued at $135,500.

On May 31, 2007, the Company entered into an option agreement to acquire certain water rights in the McKinley county area of New Mexico.  The purchase price was US$4,000 per acre-foot per year of consumptive use and is payable as follows: an initial US$100,000 deposit and 50% of US$4,000 multiplied by the amount of water right authorized by the State Engineer.  The remainder is to be paid at closing.  The final amount to be paid will be determined in accordance with the agreement which includes a 5% escalator fee per year after the second year in which the petition to the State Engineer is being reviewed.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

September 30, 2008

(Unaudited - prepared by management)

5.

Mineral property interests (continued)

(b)

Wyoming properties, USA

(i)

Jeep Property

The Company acquired, by staking, a 100% interest in the Jeep property.

On July 31, 2007, the Company granted Yellowcake an option to acquire a 60% interest in the Company’s Jeep property.  To earn its 60% interest, Yellowcake was required to incur a total of US$10,000,000 in exploration expenditures in stages to September 2013.  On April 21, 2008 the Company and Yellowcake mutually agreed to terminate the option agreement.

(ii)

Juniper Ridge Property

The Company acquired a 100% interest in the Juniper Ridge property by issuing 100,000 common shares valued at $147,000.

On March 14, 2007 the Company granted Yellowcake an option to acquire up to an 80% interest in its Juniper Ridge property. Effective December 31, 2007, the Company transferred its entire interest in the Juniper Ridge property, including the option granted to Yellowcake, to Juniper Ridge, LLC (Note 3).  In return for the option, Yellowcake paid the Company US$100,000 and issued 9,000,000 shares valued at $9,779,900 to Juniper Ridge, LLC. To earn its interest, Yellowcake is committed to additional payments of US$400,000 over four years and will fund US$8,000,000 over five years toward the property’s exploration. Yellowcake will earn a 40% interest upon incurring US$4,000,000  in expenditures and will be required to pay a royalty payment to the Company of 3% of the optioned portion of all future production. Pursuant to the agreement, Yellowcake had the option to enter into an equal partnership with the Company over any mining leases acquired from certain databases.

On April 21, 2008 the Company terminated its database project agreement with Yellowcake. In addition, the Company and Yellowcake have agreed to amend certain terms regarding Yellowcake’s commitment to fund US$8,000,000 of exploration on the Juniper Ridge property as follows:

(1)

contribute at least US$764,518 not later than May 1, 2008, which has been completed;

(2)

a minimum of US$300,000 not later than September 1, 2008;

(3)

a minimum of US$500,000 not later than December 31, 2009; and

(4)

balance of US$8,000,000 as agreed by both parties based on the availability of financing, but in any case not later than December 31, 2012.

(iii)

Pine Tree/Reno Creek Property

The Company acquired a 100% interest in the Pine Tree/Reno Creek claims located in Wyoming, USA by issuing 300,000 common shares valued at $610,000.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

September 30, 2008

(Unaudited - prepared by management)

5.

Mineral property interests (continued)

(b)

Wyoming properties, USA (continued)

(iii)

Pine Tree/Reno Creek Property (continued)

On August 20, 2007 the Company granted American Uranium Corporation an option to acquire a 60% interest in the Pine Tree/Reno Creek property.  Effective January 3, 2008, the Company has transferred its entire interest in Pine Tree/Reno Creek, including the option granted to American Uranium, to AUC, LLC (Note 3). American Uranium has contributed 5,000,000 common shares of American uranium valued at $5,828,600 to AUC, LLC.  To earn its 60% interest, American Uranium will contribute US$33,000,000 for exploration by spending US$1,500,000 in both the first year and second year, US$2,000,000 in the third year, and US$28,000,000 in the fourth year.  American Uranium will have earned a 22.5% interest upon incurring US$12,375,000 in expenditures and a 37.5% interest upon incurring the remaining US$20,625,000.  The US$28,000,000 will be reduced proportionately depending on the results of a property evaluation.

(iv)

Sky/Cedar Rim Property

The Company acquired a 100% interest in the Sky/Cedar Rim claims located in Wyoming, USA by issuing 50,000 common shares valued at $86,250.

On July 31, 2007, the Company granted Yellowcake an option to acquire a 60% interest in the Company’s Sky/Cedar Rim property.  To earn its 60% interest, Yellowcake was required to incur a total of US$7,500,000 in exploration expenditures in stages to September 2011.  On April 21, 2008 the Company and Yellowcake mutually agreed to terminate the option agreement.

(v)

Rock Hill/Red Horse Property

On October 31, 2007 the Company acquired 100% of Rock Hill mineral claims by paying US$770,960 and reimbursing the vendor for staking fees of $46,500.  The Company also acquired data related to this property by issuing 25,000 common shares valued at $62,500. The property is subject to a 5% net proceeds royalty.

(vi)

Gas Hills Mill Site Property

On December 10, 2007 the Company entered into an option agreement to acquire the Gas Hills Mill Site property located in Wyoming and the related Nuclear Regulatory Commission (“NRC”) license.  The Company paid US$10,000 for a one year option to acquire the property.  The Company is required to pay an additional amount to complete the acquisition.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

September 30, 2008

(Unaudited - prepared by management)

5.

Mineral property interests (continued)

(c)

Other properties

(i)

Other New Mexico properties

The Company acquired a 100% interest in certain claims located in New Mexico, USA, by paying $91,651. Certain claims are subject to a 1% royalty.

(ii)

Other Wyoming properties

The Company acquired a 100% interest in a certain claims located in Wyoming, USA by paying $87,560, incurring additional costs of $261,887 and issuing 550,000 common shares valued at $986,250.

(iii)

Chord Property, South Dakota

The Company acquired a 100% interest in a uranium property located in South Dakota, USA, by paying $59,640.  During fiscal 2003, the Company amended the terms of the lease agreement for consideration of 100,000 shares of the Company valued at $56,000 and incurred additional fees of $6,468.  The Company made annual payments of either 50,000 common shares or US$10,000 per year to July 1, 2008.  The property is subject to a 2% gross royalty.

On July 7, 2008, the original lease terms expired and the Company acquired a 100% interest in Chord project, free of royalties, for cash consideration of US$998,000.

After the Company acquired the Chord project, it entered into a Letter of Intent with Great Bear Uranium Corp. (“Great Bear”).  This enables Great Bear the option to acquire a 100% interest in the Chord property.  In order to earn a 100% interest, Great Bear will be required to make total cash payments of $4,100,000 to the Company in accordance with the following schedule:

$100,000 within three days following the date (“Effective Date”) of execution and delivery of a formal agreement

$300,000 not more than 90 days after the Effective Date

$400,000 before the first anniversary of the Effective Date;

$600,000 before each of the second and third anniversaries of the Effective Date;

$900,000 before the fourth anniversary of the Effective Date; and

$1,000,000 before the fifth anniversary of the Effective Date.

Great Bear’s acquisition of the Chord project is subject to the execution of a definitive agreement, technical and legal due diligence by Great Bear.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

September 30, 2008

(Unaudited - prepared by management)

6.

Capital stock and contributed surplus

The Company has authorized an unlimited number of common shares, without par value.

(a)

Stock options and warrants

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants.  The exercise price of each option is based on the market price of the Company’s common stock at the date of grant less an applicable discount. The Company’s practice has been to set the exercise price at or above market price. The options can be granted for a maximum term of five years with vesting provisions determined by the Board of Directors.

Stock option and share purchase warrant transactions are summarized as follows:

		Warrants		Stock Options
		Weighted		Weighted
		average		average
	Number	exercise price $	Number	exercise price $

Outstanding, December 31, 2007	541,325	2.39	6,248,000	2.15
Granted	-	-	550,000	2.80
Exercised	-	-	(1,000)	1.40
Expired	(541,325)	2.39	(300,000)	2.05

Outstanding, September 30, 2008	-	-	6,497,000	2.12

The following table summarizes information about outstanding and exercisable stock options at September 30, 2008:

Options

Number		Number	Exercise
outstanding	Expiry date	exercisable	Price
			$

125,000	April 13, 2009	125,000	2.34
723,000	October 6, 2010	723,000	1.40
100,000	December 15, 2010	100,000	2.80
1,692,000	August 31, 2011	1,692,000	1.59
657,000	October 27, 2011	657,000	1.96
2,500,000	August 31, 2012	1,000,000	2.75
150,000	November 21, 2012	30,000	2.50
400,000	January 2, 2013	80,000	2.25
150,000	September 26, 2013	-	0.60

6,497,000		4,407,000

Strathmore Minerals Corp.

Notes to the consolidated financial statements

September 30, 2008

(Unaudited - prepared by management)

6.

Capital stock and contributed surplus (continued)

(b)

Stock-based compensation

During the three and nine months ended September 30, 2008, the Company granted 150,000 (2007 – Nil) and 550,000 (2007 – 2,500,000) options, respectively, to employees, consultants and directors.  The stock options are recorded at fair value in the statement of operations using the Black-Scholes option pricing model.  Total stock-based compensation recognized in the statement of operations during the three and nine months ended September 30, 2008 was $161,953 (2007 – 378,112) and $1,016,973 (2007 – 872,154), respectively, as a result of options granted and vested. This amount was also recorded as contributed surplus on the balance sheet.  The weighted average fair value of options granted was $2.25 (2007 - $2.75) per option.

During the nine months ended September 30, 2008, the following assumptions were used for the valuation of stock options:

	2008	2007

Risk free interest rate	3.74%	4.37%
Expected life	4.64 years	5 years
Annualized volatility	77.45%	149%
Dividend rate	0.00%	0.00%

7.

Supplemental disclosure with respect to cash flows

	2008	2007
	$	$

Cash and cash equivalents
Cash	2,396,755	2,812,096
Term deposits	951,418	88,000
	3,348,173	2,900,096

There were $Nil cash payments for interest and income taxes during the three and nine month periods ending September 30, 2008 and 2007.

Significant non-cash transactions during the three and nine months ended September 30, 2008 include:

(a)

incurring mineral property expenditures of $1,618,576 through accounts payable and accrued liabilities;

(b)

recording advances of $860,897 on mineral property exploration from exploration joint venture partners through accounts payable and accrued liabilities;

(c)

recognizing mineral property recoveries of $351,702 through amounts receivable; and

(d)

recognizing $574 of contributed surplus on exercised options into common shares.

Significant non-cash transactions during the three and nine months ended September 30, 2007 included:

(a)

issuing 100,000 common shares valued at $425,000 pursuant to the acquisition of minerals property interests.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

September 30, 2008

(Unaudited - prepared by management)

8.

Related party transactions

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
	$	$	$	$
Consulting fees to directors
and companies controlled
by directors	221,222	400,350	425,791	596,716
Consulting fees to officers
of the Company	88,787	199,901	270,571	362,028
Directors fees to directors
and companies controlled
by directors	37,000	45,000	109,500	123,000
	347,009	645,251	805,862	1,081,744

Included in accounts payable at September 30, 2008 is $50,309 (December 31, 2007 - $68,539) for consulting and directors fees to directors, and companies controlled by directors.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

Segmented information

The Company primarily operates in one reportable operating segment, being the exploration of mineral property interests and considers its loss from operations for the three and nine months ended September 30, 2008 and 2007 to relate to this segment.

Assets by geographic area are as follows:

	September 30, 2008		December 31, 2007
	Canada	United States	Canada	United States
	$	$	$	$

Property and equipment	646,070	1,576,895	1,071,983	961,192
Mineral property interests	-	22,112,185	-	16,923,140
	646,070	23,689,080	1,071,983	17,884,332

10.

Contingencies

The Company has received three claims for services allegedly performed on its mineral properties. In aggregate these claims amount to $330,450. The parties have commenced legal proceedings against the Company.   The Company unequivocally rejects these claims and is actively defending itself.  No amount has been accrued in these financial statements in respect of the claims as the outcome is not determinable.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

September 30, 2008

(Unaudited - prepared by management)

11.

Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company depends on external financing to funds its activities.  The capital structure of the Company currently consists of common shares, stock options and share purchase warrants.  Changes in the equity accounts of the Company are disclosed in the statements of shareholder equity.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash, cash equivalents, and short-term investments.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets, which are approved by the Board of Directors and updated as necessary depending on various factors, including capital deployment and general industry conditions.

The Company anticipates continuing to access equity markets to fund continued exploration of its mineral properties and the future growth of the business.

12.

Financial instruments and risk management

The Company’s financial instruments consist of cash and equivalents, short-term investments, receivables, investments, accounts payable and accrued liabilities.  For cash and current receivables and accounts payable and accrued liabilities, carrying value is considered to be a reasonable approximation of fair value due to the short-term nature of these instruments.  The fair value of other financial assets represents the market value of quoted investments.

Cash and short-term investments are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded on the statement of operations. Investments are designated as available-for-sale and carried at fair value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income.  These amounts will be reclassified from shareholders’ equity to net loss when they are sold or when an other than temporary impairment is recognized.

The Company’s financial instruments are exposed to a number of financial and market risks, including credit, liquidity, foreign exchange, interest rate and price risks.  The Company may, or may not, establish from time to time active policies to manage these risks.  The Company does not currently have in place any active hedging or derivative trading policies to manage these risks since the Company’s management does not believe that the current size, scale and pattern of its operations would warrant such hedging activities.

(a)

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Company.  The Company has procedures in place to minimize its exposure to credit risk.  Company management evaluate credit risk on an ongoing basis, including evaluation of counterparty credit rating, monitoring activities related to trade and other receivables and counterparty concentrations measured by amount and percentage.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

September 30, 2008

(Unaudited - prepared by management)

12.

Financial instruments and risk management (continued)

(a)

Credit risk (continued)

The primary sources of credit risk for the Company arise from the following financial assets: (1) cash and cash equivalents; (2) short-term investments; and (3) amounts receivable.  The Company has not had any credit losses in the past, nor does it expect to have any credit losses in the future.  At September 30, 2008, the Company has no financial assets that are past due or impaired due to credit risk defaults.

The Company’s maximum exposure to credit risk at the reporting date is as follows:

	2008	2007
	$	$

Cash and cash equivalents	3,348,173	2,900,096
Short-term investments	7,351,413	12,788,046
Amounts receivable	99,608	1,468,621
	10,799,194	17,156,763

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations with respect to financial liabilities as they fall due.  The Company’s financial liabilities are comprised of accounts payable and accrued liabilities.  The Company frequently assesses its liquidity position by reviewing the timing of amounts due and the Company’s current cash flow position to meet its obligations.  The Company manages its liquidity risk by maintaining sufficient cash and cash equivalents and short-term investment balances to meet its anticipated operational needs.

(b)

Liquidity risk (continued)

The Company’s financial liabilities, consisting of accounts payable and accrued liabilities, arose as a result of exploration of its mineral property interests and other corporate expenses.  Payment terms on these liabilities are typically 30 to 60 days from receipt of invoice and do not generally bear interest.  The following table summarizes the remaining contractual maturities of the Company’s financial liabilities:

	September 30, 2008		December 31,
Remainder of 2008		Total	2007
	$	$	$

Accounts payable and accrued liabilities	2,749,988	2,749,988	1,973,456
	2,749,988	2,749,988	1,973,456

Strathmore Minerals Corp.

Notes to the consolidated financial statements

September 30, 2008

(Unaudited - prepared by management)

12.

Financial instruments and risk management (continued)

(c)

Market risk

Market risk is the risk that the fair value for assets classified as held-for-trading and available-for-sale or future cash flows for assets or liabilities considered to be held-to maturity, other financial liabilities, and loans or receivables of a financial instrument will fluctuate because of changes in market conditions.  The Company evaluates market risk on an ongoing basis and has established policies and procedures for mitigating its exposure to foreign exchange fluctuations.  The Company is not exposed to interest rate risk, as it does not hold debt balances and is not charged interest on its accounts payable balances.

 (d)

Foreign exchange risk

The Company operates on an international basis and therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies.  Although the functional currency of the Company is Canadian dollars, the Company also conducts business in United States dollars.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Exchange rate fluctuations may affect the costs that the Company incurs in its operations, as the Company’s costs are incurred primarily in US dollars.  The depreciation of the US dollar against the Canadian dollar can increase the costs of operations and capital expenditures in US dollar terms.  The Company maintains its cash balances primarily in Canadian dollars and exchanges currency to meet its obligations on an as needed basis, thereby reducing the exchange risk on cash balances.

(d)

Foreign exchange risk (continued)

The Company is exposed to currency risk through the following Canadian dollar equivalent of financial assets and liabilities denominated in currencies other than Canadian dollars:

	September 30, 2008	December 31, 2007

	US$	US$

Cash and cash equivalents	985,359	179,158
Short-term investments	202,548	186,052
Investments	1,598,750	6,047,770
Amounts receivable	21,970	458,307
Accounts payable and accrued liabilities	(2,567,908)	(1,607,646)
	240,719	5,263,641

Based on the above net exposures at September 30, 2008, a 10% depreciation or appreciation in the US dollar against the Canadian dollar would result in a $18,020 increase or decrease in the Company’s net loss.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

September 30, 2008

(Unaudited - prepared by management)

13.

Subsequent events

Subsequent to September 30, 2008, the Company:

(a)

Cancelled 5,947,000 stock options and granted 5,357,000 stock options at price of $0.41 that expire November 10, 2013.

(b)

Terminated its agreements with Uranium International Corporation for Dalton Pass and Noserock mineral properties.